Filed by Fidelity Southern Corporation
Pursuant to Rule 425 of the Securities Act of 1933
Commission File No. 333-208228
Subject Company: American Enterprise Bankshares, Inc.

January 13, 2016

Dear Debenture holder:

We are excited to inform you that on October 26, 2015, American Enterprise Bankshares, Inc. (the “Company”) entered into an Agreement and Plan of Merger with Fidelity Southern Corporation (“Fidelity”) that provides for the merger of the Company with and into Fidelity (the “Merger”). The Merger, which is subject to regulatory approval, the approval of the Company’s shareholders, and other customary conditions, is expected to close in the first quarter of 2016.

This letter, together with the Proxy Statement included in the Form S-4 Registration Statement (the “Proxy Materials”) and attached hereto, is being sent to you because you are a holder of the Company’s 7.5% Subordinated Convertible Debenture Due December 31, 2016 (the “Debentures”), which Debentures are convertible into the Company’s common stock.

If you convert your Debenture into common stock of the Company prior to the consummation of the Merger, you will receive the same consideration per share in the Merger as other shareholders of the Company. As described in greater detail in the Proxy Materials, the value of the merger consideration is based upon a twenty-day weighted average market price (“VWAP”) of Fidelity common stock and is not currently known. However, if the VWAP is $21.11, based on the $21.11 per-share closing price of Fidelity’s common stock on the Nasdaq Global Select Market on January 5, 2016, the merger consideration that would be paid for each $1,000 of obligations represented by the Debentures would be worth $1,672.

Due to the favorable formula for conversion of the Debentures, the Company anticipates that all Debenture holders will elect to convert the Debentures prior to the Merger. However, in the event that not all Debentures are converted, the Company plans to issue a Redemption Notice that would provide for the redemption of any remaining Debentures concurrently with the consummation of the Merger. In connection with any such Redemption, the Debenture holder would receive $1,000 for each $1,000 of obligations represented by the Debenture.

If you plan on converting your Debenture, we would appreciate you completing the enclosed Notice of Conversion at your earliest convenience. This will assist us in efficiently handling the conversion of your Debenture in connection with the consummation of the Merger, assuming the required regulatory and shareholder approvals are obtained.

We appreciate your attention to this matter. If you have any questions, please feel free to call me or Ed Stinson, the Company’s CFO.

Very truly yours,

Bennett Brown

President

ADDITIONAL INFORMATION

This communication is being made in respect of the merger involving Fidelity Southern Corporation and American Enterprise Bankshares, Inc. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the merger, Fidelity Southern Corporation has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus for the shareholders of American Enterprise Bankshares, Inc. Fidelity Southern Corporation also plans to file other documents with the SEC regarding the merger with Enterprise Bankshares, Inc. American Enterprise Bankshares, Inc. has mailed the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about Fidelity Southern Corporation and American Enterprise Bankshares, Inc. that have been filed or may be filed with the SEC, are available or will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the merger can also be obtained, without charge, from Fidelity Southern Corporation’s website (http://www.FidelitySouthern.com).

Participants in the Merger Solicitation

Fidelity Southern Corporation and American Enterprise Bankshares, Inc., and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of American Enterprise Bankshares, Inc. in respect of the merger. Information regarding the directors and executive officers of Fidelity Southern Corporation and American Enterprise Bankshares, Inc. and other persons who may be deemed participants in the solicitation of the shareholders of American Enterprise Bankshares, Inc. in connection with the merger are included in the proxy statement/prospectus for American Enterprise Bankshares, Inc.’s special meeting of shareholders, which has been filed by Fidelity Southern Corporation with the SEC. Additional information regarding the interests of such participants is included in the proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC.

[ENCLOSURE]

7.5% SUBORDINATED CONVERTIBLE DEBENTURE

NOTICE OF CONVERSION

(To Be Executed by the Registered Holder in Order to Convert the Debenture)

The Undersigned hereby irrevocably elects to convert $                                principal amount of the 7.5% Subordinated Convertible Debenture, No. ____________, into shares of common stock (“Conversion Shares”) of American Enterprise Bankshares, Inc. (the “Company”), to be issued in a single certificate according to the terms and conditions set forth in the Debenture. If securities are to be issued to a person other than the Undersigned, the Undersigned agrees to pay all applicable transfer taxes with respect thereto.

The Undersigned also represents that the Conversion Shares are being acquired for the Holder’s own account and not as a nominee for any other party. The Undersigned represents and warrants that all offers and sales by the Undersigned of the Conversion Shares shall be made pursuant to either an effective registration statement or an exemption from registration under the Securities Act of 1933, as amended.

The conversion pursuant hereto shall be subject to consummation of the merger of the Company with and into Fidelity Southern Corporation (“Fidelity”) in accordance with that certain Agreement and Plan of Merger by and between Fidelity and the Company dated October 26, 2015 and such conversion shall be deemed effective on the date of consummation of such merger (the “Effective Date”). As of the Effective Date, the rights of the Holder of the amount of the Debenture set forth above shall cease and such Debenture shall be deemed surrendered to the Company, and the person or persons in whose name or names the Conversion Shares issued at conversion shall be registered shall be deemed to have become the Holder or Holders of record of the Conversion Shares represented thereby, and all voting and other rights associated with the beneficial ownership of such Conversion Shares shall at such time vest with such person or persons.

The Undersigned hereby acknowledges and agrees that any accrued and unpaid interest on the amount of the Debenture set forth above that is outstanding as of the Effective Date shall be paid to the Holder in cash as soon as practicable following the Effective Date and shall not be converted into Conversion Shares.

Holder (Print True Legal Name): _________________________________________

Address of Holder:	______________________________________________

______________________________________________

______________________________________________

_________________________________________________________
(Signature of Holder or Duly Authorized Representative of Holder)

Date: ____________________________________________________